UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12 (G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO. 000-27631

Mighty Mack USA, Ltd.

Colorado					84-13780745
(State or other jurisdiction of			(IRS Employer Identification No.)
Incorporation or Organization)

1700 West Government, Suite 102

		Brandon Mississippi					    39042
	(Address of principal executive offices)			(Zip code)

(601)0825-2220
(Registrant's telephone number, including area code)

Title of each class of securities covered by this form:
Common Stock no par value per share


Titles of all other classes of securities for which a duty to file reports under section 13 (a) or 15 (d) remains: None

Please place an x in the box (es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:


Rule 12g-4 (a) (1) (i)          [ X]	Rule 12h-3 (b) (1) (i)		[  ]
Rule 12g-4 (a) (1) (ii)         [ X]	Rule 12h-3 (b) (1) (ii)		[  ]
Rule 12g-4 (a) (2) (i)          [  ]	Rule 12h-3 (b) (2) (i)		[  ]
Rule 12g-4 (a) (2) (ii)         [  ]	Rule 12h-3 (b) (2) (ii)		[  ]
Rule 12d-6			[  ]

Approximate number of holders of record as of the
certification or notice date:  45
Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

Date July 18, 2003					Mighty Mack USA, Ltd

							By:  Robert C. Furrer
							Robert C. Furrer
							President and Chief Executive Officer